MULTIPLE SPONSORED RETIREMENT OPTIONS
MULTIPLE SPONSORED RETIREMENT OPTIONS II
OPPORTUNITY PLUS
STATE UNIVERSITY OF NEW YORK

GROUP OR INDIVIDUAL DEFERRED FIXED AND VARIABLE ANNUITY CONTRACTS
issued by
Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

**Supplement Dated May 6, 2020, to the Contract Prospectus and
Contract Prospectus Summary, each dated May 1, 2020**

This supplement updates and amends certain information contained in your contract prospectus and contract prospectus summary, each dated May 1, 2020. Please read it carefully and keep it with your contract prospectus and contract prospectus summary, as applicable, for future reference. Capitalized terms not defined in this supplement shall have the meaning given to them in your prospectus and contract prospectus summary, as applicable.

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IMPORTANT INFORMATION ABOUT THE
USAA PRECIOUS METALS AND MINERALS FUND

The Board of Trustees of USAA Mutual Funds Trust has approved the redesignating of the USAA Precious Metals and Minerals Fund's (the "Fund") current Adviser Shares as "Class A" shares (the "Redesignation"). This change is expected to be effective on or about June 29, 2020 (the "Redesignation Date").

The total annual operating expense ratio of the Class A shares of the Fund will be no greater than that of the Adviser Shares on a net basis as a result of the same expense limitation agreement currently in place with respect to the Adviser Shares through at least June 30, 2021. Like the Adviser Share class, Class A shares will be available for purchase through financial intermediaries and the Fund will pay ongoing distribution and/or service (12b-1) fees at an annual rate of up to 0.25% of the average daily net assets of its Class A shares.

The Redesignation will be made without the imposition of any sales loads, fees or other charges to Adviser Shares held in shareholder accounts on the Redesignation Date. Any future purchases of Class A shares of the Fund will be subject to a front-end sales load unless such purchase qualifies for a sales charge waiver or reduction to be described in a revised prospectus which will be furnished to shareholders upon the Redesignation. The Redesignation will not be considered a taxable event for federal income tax purposes.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting Customer Service.

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

*Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. **Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.***